Exhibit 99.1

Obsidian Energy Provides Operational and Hedging Update

CALGARY, January 16, 2019 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an update on our Cardium development program which continues to demonstrate encouraging results as we initiate our 2020 drilling campaign. Additionally, the Company provides the details of recently added hedges to our 2020 program.

Cardium Development Program Update

All 13 wells from the second half of 2019 were successfully brought online prior to the end of December. Results from the program continue to meet the strong production expectations for the area, with IP10 rates for the program averaging 520 boe/d (90% oil) per well (all 13 wells are included in the average), and IP30 rates for wells averaging 485 boe/d (83% oil) per well (11 of the 13 wells are included in the average). We are very encouraged with our capital cost performance, with the wells averaging C$3.5 million per well, down from C$4 million estimated for a comparable well design at our 2018 Investor Day.

Activity is well underway to deliver the nine well program planned for the first half of 2020. Two drilling rigs are active for the Company. Three wells have been rig-released, with the drilling of the fourth and fifth wells underway.

We continue to prepare for our second half 2020 program in the Willesden Green region, which is expected to begin after breakup conditions end.

Hedging Update

The volatility of oil prices over the past several weeks has allowed Obsidian Energy to strengthen its 2020 hedging program, providing additional certainty to our cash flow at levels that are constructive to our business.

Currently, the Company has the following 2020 oil and natural gas hedges in place:

	January	February	March	April	May	June
WTI C$/bbl	$76.61	$78.98	$78.58	$78.11	$77.92	$77.41
Total bbl/day	8,250	7,750	7,000	4,000	3,000	2,000

	January	February
C$/GJ	$2.40	$2.33
Total GJ/day	23,000	18,000

Updated Corporate Presentation

For further information on these and other matters, Obsidian Energy has posted an updated Corporate Presentation which can be found on its website, www.obsidianenergy.com.

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	GJ	gigajoule
bbl/day	barrels per day	GJ/day	gigajoule per day
boe/d	barrels of oil equivalent per day

Financial
C$	Canadian dollars

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the expected timing for the drilling on the nine well program; the details of our 2020 development program; that we continue to prepare for our second half 2020 program which is expected to begin after breakup conditions end.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; the Alberta mandated production curtailment that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com